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        ***  Certain confidential portions of this Exhibit were omitted by means of blackout of the text (the "Mark"). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 under the Securities and Exchange Act of 1934.

Exhibit 2.2

LICENSE AGREEMENT

        THIS LICENSE AGREEMENT (the "Agreement") is made and entered into as of October 8, 2002, (the "Effective Date") between Macropore Biosurgery, Inc., ("MPI"), a Delaware corporation, and Medtronic PS Medical, Inc., a California corporation ("Medtronic").

WITNESSETH:

        WHEREAS, Medtronic and MPI have entered into an Asset Purchase Agreement dated September 30, 2002 pursuant to which MPI is selling Medtronic certain assets (the "Purchase Agreement"); and

        WHEREAS, as part of the transaction between the parties relating to the Purchase Agreement, MPI will exclusively license to Medtronic rights to certain intellectual property in accordance with the terms of the Agreement; and

        WHEREAS, the execution and delivery of this Agreement is a condition precedent to the consummation of the Purchase Agreement.

AGREEMENTS:

        NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and in the Purchase Agreement and for other valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties mutually agree as follows:

ARTICLE 1
DEFINITIONS

        1.1    Specific Definitions.    As used in this Agreement, the following definitions and terms shall have the designated meanings:

        "Affiliate" has the meaning set forth in the Purchase Agreement.

        "Agreement" means this Agreement and all Exhibits hereto.

        "Bioabsorbable Implants" means bioabsorbable and/or bioresorbable implant products, including but not limited to Faster Resorbing Polymer and similar products, for use in medical applications, including without limitation, bone fixation and reconstruction, but specifically excluding the following: MPI's bioabsorbable and/or bioresorbable thin film products, including TS surgical film (Surgi-Wrap™); MPI bioabsorbable and/or bioresorbable drug delivery products, systems and devices specifically adapted for use with a drug developed by or for MPI or licensed to MPI by a party other than Medtronic; and bioabsorbable and/or bioresorbable products, systems and devices of MPI adapted for use with stem cells or growth factors by or for MPI by a party other than Medtronic. Notwithstanding the forgoing, if a bioabsorbable and/or bioresorbable implant product can be used without stem cells, growth factors, and/or as a drug delivery vehicle, that product by itself (without the inclusion of a specific drug to be delivered, stem cell or growth factor) is included in this definition of Bioabsorbable Implants.

        "Confidential Information" means Intellectual Property (as defined below) disclosed (whether before or during the term of this Agreement) by or on behalf of one of the parties (the "disclosing party") to the other party (the "receiving party"), generated under this Agreement, or otherwise learned by the receiving party from the disclosing party, excluding information which:

          (a)  was already in the possession of the receiving party prior to its original receipt from the disclosing party (provided that the receiving party is able to provide the disclosing party with written proof thereof and, if received from a third party, that such information was acquired without any party's breach of a confidentiality or non-disclosure obligation to the disclosing party related to such information);

          (b)  is or becomes part of the public domain by reason of acts not attributable to the receiving party;

          (c)  is or becomes available to the receiving party from a source other than the disclosing party which source has rightfully obtained such information and has no direct or indirect obligation of non-disclosure or confidentiality to the disclosing party with respect thereto; or

          (d)  has been independently developed by or for the receiving party without breach of this Agreement or use of any Confidential Information of the other party (provided that the receiving party is able to provide the disclosing party with written proof thereof).

        "Expiration" or "Expired" means, with respect to a particular patent, the patent's expiration, abandonment, cancellation, disclaimer, award to another party other than MPI or Medtronic in an interference proceeding, or declaration of invalidity or unenforceability by a court or other authority of competent jurisdiction (including final rejection in a re-examination or re-issue proceeding).

        "Faster Resorbing Polymer" means the polymer currently in development by MPI that is composed of [***] and has product characteristics of [***]

        "Field of Use" means any skeletal fixation and/or reconstruction application in each case and only to the extent that the application pertains to neurosurgery (cranial and skull base only), craniomaxillofacial, oral maxillofacial, reconstructive (head/face only), otolaryngology, orthognathic, mandibular, plastic surgery (head/face only), and/or iliac crest.

        "Field of Use Business" means MPI's activities in connection with the design, development, manufacturing, and sale of Bioabsorbable Implants for use in the Field of Use, as conducted by MPI to the date of this Agreement.

        "Intellectual Property" means U.S. and foreign patents and patent applications, trademarks, service marks and registrations thereof and applications therefor, copyrights and copyright registrations and applications, mask works and registrations thereof, know-how, trade secrets, inventions, discoveries, ideas, technology, data, information, methods, processes, drawings, designs, licenses, computer programs and software, and technical information including but not limited to information embodied in material specifications, processing instructions, equipment specifications, product specifications, confidential data, electronic files, research notebooks, invention disclosures, research and development reports and the like related thereto, and all amendments, modifications, and improvements to any of the foregoing.

        "Invention" means any invention, discovery, know-how, trade secret, data, information, technology, process or concept, whether or not patented or patentable, and whether or not memorialized in writing.

        "Know-How" shall have the meaning set forth in the Purchase Agreement.

        "Knowledge" shall have the meaning set forth in the Purchase Agreement.

        "Licensed Product(s)" means Bioabsorbable Implants covered by MPI Intellectual Property or MPI Improvement Intellectual Property and accessories developed for use with or currently marketed with such Bioabsorbable Implants.

        "MPI Improvement Intellectual Property" means any MPI Intellectual Property (as defined below) covering any and all improvements and modifications to Bioabsorbable Implants and future generations of Bioabsorbable Implants owned or controlled by MPI during the five year period following the effective date of this Agreement, including without limitation, rights to MPI's Faster Resorbing Polymer arising after the effective date of this Agreement.

        "MPI Intellectual Property" means the Intellectual Property related to or useful in the Field of Use, including: (a) Patents related to the Bioabsorbable Implants and/or the Specified Assets; (b) copyrights and all works of authorship including all translations, adaptations, combinations, compilations and derivations of each of the foregoing owned or controlled by MPI related to the Bioabsorbable Implants and/or the Specified Assets; (c) Trademarks; (d) Know-How; (e) computer software (including both source and object code) and all related program listings and data, systems, user and other documentation owned or controlled by MPI related to the Bioabsorbable Implants and/or the Specified Assets; (f) mask works owned or controlled by MPI related to the Bioabsorbable Implants and/or the Specified Assets; (g) all other forms of right by which one may effectively exclude another from using or otherwise enjoying any and each of the foregoing; and (h) all applications for any and each of the foregoing including applications for patent or registration, together with all registrations, renewals and extensions for any and each of the foregoing. MPI Intellectual Property does not include Intellectual Property to the extent that such Intellectual Property covers solely bioabsorbable thin film implants, such as MPI's SurgiWrap™, drug delivery products or systems, stem cell products or systems, or growth factor products or systems developed by or on behalf of MPI by a party other than Medtronic.

        "Patents" means: (a) the patents and patent applications, together with any patents that may issue based thereon, set forth on Exhibit A; (b) any other patents or patent applications now or hereafter owned by or licensed (with the right to sublicense) to MPI that are necessary or useful for designing, developing, processing, manufacturing, using or selling Licensed Products; (c) all continuation, divisional, re-issue, re-examination and substitution applications that may be filed by or for the benefit of MPI based on the foregoing referenced patents or patent application, together with any patents that may issue based thereon; and (d) all foreign applications that may be filed by or for the benefit of MPI based on the foregoing referenced U.S. patents and patent applications, together with all patents which may issue based thereon.

        "Specified Assets" has the meaning set forth in the Purchase Agreement.

        "Trademarks" means (a) the trademark and trademark applications, together with any registrations that may issue based thereon, set forth on Exhibit B; and (b) any other U.S. or foreign trademarks, service marks, trademark applications, service mark applications, trademark registrations, service mark registrations, now or hereafter owned by or licensed (with the right to sublicense) to MPI used in connection with the sale of Licensed Products.

        1.2    Other Terms.    Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

        1.3    Definitional Provisions.

        The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

        The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

        References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

        The term "person" includes any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or government or any department or agency thereof.

ARTICLE 2
LICENSE TO MEDTRONIC

        2.1    Grant of License.    Subject to the terms and conditions of this Agreement, MPI hereby grants to Medtronic and its Affiliates a perpetual, worldwide, sublicensable (subject to the limitations set forth in Section 2.4 below), exclusive, royalty-free license to the MPI Intellectual Property and MPI Improvement Intellectual Property to make, have made, use, import, offer to sell, sell and distribute Licensed Products in the Field of Use and otherwise to commercialize and exploit the MPI Intellectual Property and MPI Improvement Intellectual Property in the Field of Use, including, without limitation, an exclusive, royalty-free license to use the specified Trademarks in connection with the development, manufacture, sale, marketing and other exploitation of Licensed Products in the Field of Use. MPI grants no license whatsoever except as expressly provided in the previous sentence and MPI retains all rights worldwide to make, have made, use import, offer to sell, sell and distribute products and otherwise to commercialize and exploit the MPI Intellectual Property and MPI Improvement Intellectual Property including Trademarks for all applications outside the Field of Use. No licenses or right to the MPI Intellectual Property and MPI Improvement Intellectual Property are granted to Medtronic by implication. For the avoidance of doubt, Medtronic and its Affiliates shall have the right to make, have made, use, import, offer to sell, sell and distribute Licensed Products in the Field of Use that include products or systems embodying improvements or modifications to Bioabsorbable Implants and/or accessories useful with Bioabsorbable Implants made by or for Medtronic without the assistance of MPI.

        2.2    Assistance.    MPI shall, upon Medtronic's reasonable request from time to time, provide to Medtronic at no charge writings, drawings and materials, if any, that document the MPI Intellectual Property or MPI Improvement Intellectual Property, including copies of any patents, patent applications and documents representing embodiments of the MPI Intellectual Property and/or MPI Improvement Intellectual Property. In addition, for a period of seven years from the Effective Date of this Agreement, MPI will provide reasonable explanation and assistance to Medtronic to allow Medtronic to understand the inventions covered by the MPI Intellectual Property or MPI Improvement Intellectual Property.

        2.3    Quality Control.    Medtronic agrees that its use of the Trademarks including the nature and quality of the services provided and the Licensed Products sold by it in connection with the Trademarks shall conform to standards set by and shall be under MPI's control. The parties agree that Medtronic shall be in compliance with MPI quality standards regarding the use of the Trademarks with the Licensed Products so long as Medtronic maintains the level of quality characterized by the services and goods currently offered by MPI related to the Field of Use Business. Medtronic agrees to cooperate with MPI in facilitating MPI's control of such nature and quality and to supply MPI with specimens of use of the Trademarks upon request. Medtronic shall comply with all applicable laws and regulations and obtain all appropriate government approvals pertaining to the sale, distribution and advertising of Licensed Products.

        2.4    Restriction on Sublicense.    Medtronic's right to sublicense its rights hereunder shall be limited as follows: (a) Medtronic shall be responsible for and indemnify MPI for actions or omissions of sublicensees and any breach by the sublicensee (whether by action, omission or otherwise) shall be deemed a breach by Medtronic; (b) all sublicense agreements shall contain terms at least as protective of the MPI Intellectual Property and MPI Improvement Intellectual Property as the terms in this Agreement; and (c) all sublicense agreements shall expressly state that MPI retains all right, title, and interest in and to all MPI Intellectual Property and MPI Improvement Intellectual Property, other than those rights herein licensed to Medtronic and its Affiliates, and there shall be no license or rights granted by implication.

E-5

ARTICLE 3
ADDITIONAL OBLIGATIONS

        3.1    Maintain Licenses in Force.    MPI shall comply with all of the provisions of, and shall maintain in full force and effect for the maximum duration thereof as defined in the current contractual provisions thereof, all license agreements with third parties pursuant to which MPI is licensee of Intellectual Property included in the MPI Intellectual Property or MPI Improvement Intellectual Property necessary for or related to the conduct of the Field of Use Business, including without limitation the licenses set forth on Exhibit C. MPI shall promptly notify Medtronic if any such third party licensor alleges any breach by MPI of any such license agreement. If it is reasonable for Medtronic to do so under the circumstances, Medtronic shall be entitled, but not obligated, to cure any alleged breach by MPI of such license agreement and entitled to indemnification from MPI pursuant to Sections 6.1, 6.4 and 6.5. MPI agrees to maintain in full force and effect all MPI Intellectual Property and MPI Improvement Intellectual Property covering applications within the Field of Use, or if MPI wishes to abandon any such MPI Intellectual Property or MPI Improvement Intellectual Property, it shall notify Medtronic in writing at least ninety days before any abandonment of such MPI Intellectual Property or MPI Improvement Intellectual Property and Medtronic shall have the right, but not the obligation, to maintain such MPI Intellectual Property or MPI Improvement Intellectual Property in full force and effect at its expense. MPI also agrees that it shall not transfer any of its rights, title or interest in the MPI Intellectual Property or MPI Improvement Intellectual Property to any third party without first notifying such third party of Medtronic's rights under this Agreement and obtaining such third party's express agreement to assume MPI's obligations under this Agreement.

ARTICLE 4
INTELLECTUAL PROPERTY

        4.1    Confidentiality.    Each party will, for the term of this Agreement and thereafter, (i) keep confidential and not disclose to others, all Confidential Information of the other party, and (ii) not use any of the other party's Confidential Information for its own direct or indirect benefit, or the direct or indirect benefit of any third party, except that a party may use the other party's Confidential Information to the extent necessary to perform its duties and obligations, or to enforce such party's rights, under this Agreement If the Confidential Information is part of the MPI Intellectual Property or MPI Improvement Intellectual Property, Medtronic and its Affiliates may use it within the scope of the licenses granted in Section 2.1 herein. For the avoidance of doubt, the parties agree that any assistance and any documentation related to the assistance provided to Medtronic by MPI pursuant to Section 2.2 will be considered Confidential Information of MPI unless it falls within one of the exclusions set forth in the definition of Confidential Information. The foregoing shall not prohibit disclosures: (x) made to the receiving party's sub-distributors, employees or agents who have a "need to know" the other party's Confidential Information to the extent such disclosure is necessary to perform such party's duties and obligations, or to enforce such party's rights, under this Agreement, provided that such sub-distributors, employees or agents agree in writing or are otherwise actually compelled to comply with the obligations of this Section 4.1, and the receiving party remains directly responsible to the disclosing party for their compliance; or (y) compelled to be made by any requirement of law or pursuant to any legal, regulatory or investigative proceeding before any court, or governmental or regulatory authority, agency or commission so long as the party so compelled to make disclosure of Confidential Information of the other party provides prior written notice to such other party so that the other party may seek a protective order or other remedy to protect the confidentiality of the Confidential Information and/or waive the compelled party's compliance with this Section 4.1, provided that all such information so disclosed (other than in a way which makes it generally available to the public) shall remain Confidential Information for all other purposes. If such protective order, other remedy or waiver is not obtained by the time the compelled party is required to comply, the compelled party may furnish only that portion of the Confidential Information of the other party that it is legally compelled, in the opinion of counsel, to disclose and shall request, at the other party's expense, that such Confidential Information be accorded confidential treatment (if such procedure is available), including redaction of any payment terms specified herein. Each party further agrees to take appropriate measures to prevent any such prohibited disclosure of Confidential Information by its present and future employees, officers, agents, subsidiaries, or consultants.

        4.2    Protection of MPI Intellectual Property and MPI Improvement Intellectual Property.    During the six year period following the effective date of this Agreement, MPI shall inform Medtronic on a semi-annual basis of any Invention, improvement, upgrading or modification it has made during the first five years of this Agreement arising out of MPI Intellectual Property or MPI Improvement Intellectual Property. MPI shall have the right to control the filing, prosecution and maintenance of any Patent related to such Invention, improvement, upgrading or modification. MPI shall notify Medtronic of the filing of any application for patent covering any such Invention, improvement upgrading or modification and agrees to cooperate with Medtronic to reasonably assure that all such application(s) will cover, to MPI's knowledge, all patentable items of commercial interest and importance to Medtronic in the Field of Use. MPI shall notify Medtronic of any office actions received by MPI for the Patents within a reasonable amount of time after receiving such office actions and shall allow Medtronic to discuss with MPI responses to such office actions relating to claims covering applications in the Field of Use. If MPI decides to abandon a claim of a pending patent application within the Patents Medtronic may continue prosecution of such claim at Medtronic's expense (such claim hereafter referred to as a "Medtronic Claim"). If a Medtronic Claim issues in a Patent then such Medtronic Claim shall be included within the license grant to Medtronic. Each party shall cooperate with the other party, as reasonably requested, to execute all lawful papers and instruments and to make all rightful oaths and declarations as may be necessary in the preparation, prosecution, maintenance and enforcement of any and all Patents to which this Article 4 applies.

        4.3    Prosecution of Infringement of MPI Intellectual Property and MPI Improvement Intellectual Property.    Each of Medtronic and MPI shall promptly notify the other if it knows or has reason to believe that rights to the MPI Intellectual Property or MPI Improvement Intellectual Property in the Field of Use are being infringed or misappropriated by a third party or that such infringement or misappropriation is threatened. Medtronic shall have the first right to prosecute such alleged infringement or misappropriation for Medtronic's own account. In the event Medtronic elects to prosecute such alleged infringement or misappropriation for its own account, Medtronic shall be solely responsible for payment of all of its own costs of prosecution and of negotiating settlement, and shall retain all proceeds from such prosecution. Medtronic's prosecution of such infringement shall be by counsel reasonably acceptable to MPI. Medtronic shall have the right to join MPI as a party plaintiff to any such proceeding if Medtronic believes it is necessary to successfully prosecute such infringement or misappropriation. MPI shall cooperate in connection with the initiation and prosecution by Medtronic of such suit. Notwithstanding the foregoing, MPI shall have the right to initiate or join in any prosecution concerning the MPI Intellectual Property or the MPI Improvement Intellectual Property. In the event MPI initiates or joins as a plaintiff in any such action involving the MPI Intellectual Property or the MPI Improvement Intellectual Property, Medtronic and MPI shall attempt to agree on a sharing ratio which shall apply to the expenses of prosecution and to the proceeds of prosecution. If Medtronic and MPI cannot agree, the ratio shall be that of the proceeds attributable to applications in the Field of Use to that attributable to applications outside of the Field of Use. In any case where Medtronic exercises its first right to prosecute, Medtronic shall control the handling of the case; provided, that if the alleged infringer challenges the validity of a claim of a Patent which has primary applicability outside the Field of Use, MPI shall control the handling of that portion of the case. If Medtronic does not prosecute any infringement involving the MPI Intellectual Property or the MPI Improvement Intellectual Property in the Field of Use, then MPI shall be entitled to prosecute it without any participation by Medtronic and to keep all proceeds from such prosecution.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

        5.1    Representations of MPI.    MPI represents, warrants and covenants to Medtronic that:

          (a)  MPI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power to conduct the business in which it is presently engaged and to enter into and perform its obligations under this Agreement.

          (b)  MPI has taken all necessary corporate action under the laws of the state of its incorporation and its certificate of incorporation and by-laws to authorize the execution and consummation of this Agreement and this Agreement constitutes the valid and legally binding agreement of MPI enforceable against MPI in accordance with the terms hereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will violate any provision of the certificate of incorporation or bylaws of MPI or any law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court or governmental agency or instrumentality, domestic or foreign, or conflict with or result in any breach of any of the terms of or constitute a default under or result in termination of or the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which MPI is a party or by which MPI or any of its assets is bound.

          (d)  The MPI Intellectual Property includes all Intellectual Property that is used in or necessary to the conduct of the Field of Use Business, including the development, manufacture and sale of the Faster Resorbing Polymer. MPI exclusively owns, or has valid and subsisting exclusive license rights (with the right to sublicense) to all Intellectual Property necessary for or related to the conduct of the Field of Use Business, subject to no lien, charge, security interest, mortgage, pledge, restriction, adverse claim or any other encumbrance whatsoever (and without any obligation to any person or entity for royalties, fees or commissions). No current or former stockholder, employee or consultant of MPI has any rights in or to any of the MPI Intellectual Property or the MPI Improvement Intellectual Property. The MPI Intellectual Property is valid and enforceable and has not been successfully challenged and is not currently being challenged in any judicial or administrative proceeding. MPI's execution and performance of this Agreement, the transactions contemplated herein and Medtronic's use of the MPI Intellectual Property as it is currently being used in the Field of Use Business will not infringe, misappropriate, misuse or conflict with the rights, including patent and other Intellectual Property or contractual rights, of third parties. MPI has the rights and authority to enter into this Agreement and to grant the license granted herein. Except as described Exhibit E, to MPI's Knowledge no person or entity nor such person's or entity's business or products has infringed, misused, misappropriated or conflicted with the MPI Intellectual Property or currently is infringing, misusing, misappropriating or conflicting with such MPI Intellectual Property.

          (e)  There are no actions, suits, claims, disputes or proceedings or governmental investigations pending or to MPI's Knowledge threatened against MPI or any of its Affiliates with respect to the MPI Intellectual Property or the use thereof by MPI, either at law or in equity, before any court or administrative agency or before any governmental department, commission, board, bureau, agency or instrumentality, or before any arbitration board or panel whether located in the United States or a foreign country. MPI has not failed to comply with any law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court or other governmental agency or instrumentality, domestic or foreign, with respect to the Field of Use Business.

          (f)    All MPI Intellectual Property identified in Exhibits A and B have the status indicated therein and all applications are still pending in good standing and have not been abandoned. The patents identified in Exhibit A constitute all of the current patents and patent applications having applicability to Licensed Products and necessary for or related to the conduct of the Field of Use Business. MPI has made all statutorily required filings, if any, to record its interests and taken reasonable actions to protect its rights in the MPI Intellectual Property and all Intellectual Property necessary for the conduct of the Field of Use Business.

        5.2    Representations of Medtronic.    Medtronic represents, warrants and covenants to MPI that:

          (a)  Medtronic is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has full corporate power to conduct the business in which it is presently engaged and to enter into and perform its obligations under this Agreement.

          (b)  Medtronic has taken all necessary corporate action under the laws of the state of its incorporation and its articles of incorporation and bylaws to authorize the execution and consummation of this Agreement and this Agreement constitutes the valid and legally binding agreement of Medtronic enforceable against Medtronic in accordance with the terms hereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (c)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will violate any provision of the articles and bylaws of Medtronic or any law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court or governmental agency or instrumentality, domestic or foreign, or conflict with or result in any breach of any of the terms of or constitute a default under or result in termination of or the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature pursuant to the terms of any contract or agreement to which Medtronic is a party or by which Medtronic or any of its assets is bound.

ARTICLE 6
INDEMNIFICATION

        6.1    Indemnification by MPI.    MPI shall indemnify, defend and hold harmless Medtronic and each of its subsidiaries, officers, directors, shareholder, employees, agents and affiliates (collectively, all such indemnitees are referred to in this Section as "Medtronic") against and in respect of any and all claims, demands, losses, obligations, liabilities, damages, deficiencies, actions, settlements, judgments, costs and expenses which Medtronic may incur or suffer or with which it may be faced (including reasonable costs and legal fees incident thereto or in seeking indemnification therefor), (referred to as "Costs") arising out of or based upon the breach by MPI of any of its representations, warranties, covenants or agreements contained or incorporated in this Agreement or any agreement, certificate or document executed and delivered to Medtronic by MPI in connection with the transactions hereunder. An amount for which Medtronic is entitled to indemnification pursuant hereto is referred to as an "Indemnified Amount."

        6.2    Indemnification by Medtronic.    Medtronic shall indemnify, defend and hold harmless MPI and each of its subsidiaries, officers, directors, shareholder, employees, agents and affiliates (collectively, all such indemnitees are referred to in this Section as "MPI") against and in respect of any and all claims, demands, losses, obligations, liabilities, damages, deficiencies, actions, settlements, judgments, costs and expenses which MPI may incur or suffer or with which it may be faced (including reasonable costs and legal fees incident thereto or in seeking indemnification therefor), (referred to as "Costs") arising out of or based upon the breach by Medtronic of any of its representations, warranties, covenants or agreements contained or incorporated in this Agreement. An amount for which MPI is entitled to indemnification pursuant hereto is referred to as an "Indemnified Amount."

        6.3    Third Party Claims.    If a claim by a third party is made against any indemnified party, and if the indemnified party intends to seek indemnity with respect thereto under this Article 6, such indemnified party shall promptly notify the indemnifying party of such claim; provided, however, that failure to give timely notice shall not affect the rights of the indemnified party so long as the failure to give timely notice does not adversely affect the indemnifying party's ability to defend such claim against a third party. If the indemnifying party acknowledges that the indemnified party is entitled to indemnification hereunder for such claim, the indemnifying party shall be entitled to settle or assume the defense of such claim, including the employment of counsel reasonably satisfactory to the indemnified party. If the indemnifying party elects to settle or defend such claim, the indemnifying party shall notify the indemnified party within thirty (30) days (but in no event less than twenty (20) days before any pleading, filing or response on behalf of the indemnified party is due) of the indemnifying party's intent to do so. If the indemnifying party elects not to settle or defend such claim or fails to notify the indemnified party of the election within thirty (30) days (or such shorter period provided above) after receipt of the indemnified party's notice of a claim of indemnity hereunder, the indemnified party shall have the right to contest, settle or compromise the claim without prejudice to any rights to indemnification hereunder. Regardless of which party is controlling the settlement of defense of any claim, (a) both the indemnified party and indemnifying party shall act in good faith, (b) the indemnifying party shall not thereby permit to exist any lien, encumbrance or other adverse charge upon any asset of any indemnified party or of its subsidiaries, (c) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, with all fees, costs and expenses of such counsel borne by the indemnified party, unless the indemnifying party and indemnified party have available inconsistent defenses to such third-party claim, in which case such fees, costs and expenses shall be borne by the indemnifying party, (d) no entry of judgment or settlement of a claim may be agreed to without the written consent of the indemnified party, which consent shall not be unreasonably withheld, and (e) the indemnifying party shall promptly reimburse the indemnified party for the Indemnified Amount as incurred by the indemnified party pursuant to this Article 6. So long as the indemnifying party is reasonably contesting any such third party claim in good faith and the foregoing clause (b) is being complied with, the indemnified party shall not pay or settle any such claim (or, if it does, it shall not be indemnified for such settlement amount). The controlling party shall upon request deliver, or cause to be delivered, to the other party copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the settlement or defense of any such claim, and timely notices of any hearing or other court proceeding relating to such claim.

        6.4    Set-Off.    If Medtronic is entitled to indemnification under this Article 6, Medtronic shall be entitled in its discretion, without limitation of any other rights or remedies of Medtronic, to set-off any claims to indemnification hereunder against any amounts otherwise owed by Medtronic or its Affiliates to MPI as follows: (i) one-half of the Indemnified Amount which Medtronic determines in good faith has been suffered or incurred (excluding Indemnified Amounts that are merely threatened) may be set-off any time after such Indemnifiaed Amount is suffered or incurred, and (ii) the remaining amount of such claim to indemnification may be set-off any time after such claim is finally determined. If the amount of a set-off asserted by Medtronic exceeds the amount of Medtronic's finally determined claim to indemnification, then such excess shall be promptly paid by the indemnified party upon such final determination, together with simple interest at the rate of six percent (6%) per annum on such excess accrued from the originally scheduled payment date against which such set-off was asserted.

        6.5    Non-Third Party Claims.    A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought. Such notice shall state the amount of the Indemnified Amount, if known, the method of computation thereof, and contain a reference to the provisions of this Agreement in respect to which such right of indemnification is claimed or arises. If the party from whom indemnification is sought disputes such claim then the parties shall then follow the dispute resolution mechanism set forth on Exhibit D attached hereto.

        6.6)    Indemnification Limitations.

        (a)  MPI shall have no liability (for indemnification or otherwise) with respect to claims under Article 6 until the total of all Indemnifiable Losses with respect to such matters, when added to the amount of all claims of Medtronic to indemnification under the Asset Purchase Agreement exceeds One Hundred Fifty Thousand Dollars ($150,000) (the "Threshold Amount") and then only for the amount by which such Indemnifiable Losses exceed the Threshold Amount. Notwithstanding anything to the contrary in the Agreement, the total amount of Indemnifiable Losses that MPI shall be obligated to pay to Medtronic in the aggregate shall not exceed the lesser of eighty percent (80%) of the total Purchase Price or the portion of the Purchase Price actually paid to and received by MPI pursuant to the terms of the Asset Purchase Agreement (i.e., if the total amount of Indemnified Amounts exceeds the portion of the Purchase Price actually paid to MPII prior to such time but is less than 80% of the total Purchase Price, then Medtronic shall only offset such amounts against future installments of the Purchase Price up to the maximum of 80% of the total Purchase Price).

        (b)  None of the limitations in this Section 6.6 shall in any way limit or prohibit any claim or cause of action based on fraud.

        6.7)    Cooperation as to Indemnified Liability.    Each party hereto shall cooperate fully with the other parties with respect to access to books, records, or other documentation within such party's control, if deemed reasonably necessary or appropriate by any party in the defense of any claim that may give rise to indemnification hereunder.

        6.8)    Nature of Indemnification.    The indemnified party's right to indemnification and payment of Indemnifiable Amounts, or other remedy, based on the indemnifying party's representations, warranties, covenants and obligations, shall not be affected by any investigation conducted by the indemnified party or any knowledge acquired (or capable of being acquired) at any time by the indemnified party, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The parties recognize and agree that the representations, warranties and covenants operate as bargained for promises and risk allocation devices and that, accordingly, the parties' respective knowledge, and the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Indemnifiable pursuant to this Article 6, or other remedy, based on such representations, warranties, covenants, and obligations.

ARTICLE 7
TERM AND TERMINATION

        7.1    Term.    Unless otherwise terminated under provisions of Section 7.2, this Agreement shall continue until such time as all MPI Patents licensed pursuant to Section 2.1 have Expired. Termination of this Agreement for any reason will not affect Section 4.1 or the exclusive license rights granted to Medtronic in Section 2.1, which shall survive termination of this Agreement.

        7.2    Termination.    Medtronic may terminate this Agreement, at its option and without prejudice to any of its other legal and equitable rights and remedies, by giving MPI notice in writing at least thirty (30) days in advance of the effective date of such termination.

ARTICLE 8
FORCE MAJEURE

        8.1    Force Majeure.    Neither party shall be in default because of any failure to perform such party's obligations under this Agreement if such failure arises from causes beyond the control of such party ("the first party") and without the fault or negligence of such first party, including without limitation, Acts of God or of the public enemy, acts of terrorism, acts of the Government in either its sovereign or contractual capacity, fires, floods, earthquakes, epidemics, quarantine restrictions, strikes, or freight embargoes (each a "Force Majeure Event"). In each instance, the failure to perform must be beyond the reasonable control and without the fault or negligence of the first party.

        8.2    Notice.    If it appears that performance under of obligations may be delayed by a Force Majeure Event, the first party will immediately notify the other party as soon as practicable in writing at the address specified in this Agreement. During the period that the performance by one of the parties of its obligations has been suspended by reason of a Force Majeure Event, the other party may likewise suspend the performance of all or part of its obligations hereunder to the extent that such suspension is commercially reasonable.

ARTICLE 9
MISCELLANEOUS

        9.1    Assignment.    Neither party shall have the right to assign or otherwise transfer its rights and obligations under this Agreement (whether by merger, share exchange, combination or consolidation of any type, operation of Law, purchase or otherwise) except with the prior written consent of the other party, which consent will not be unreasonably withheld, provided that, either Medtronic or MPI may, without a need for consent, assign its respective rights and obligations pursuant to this Agreement to any person who, by merger, share exchange, combination or consolidation of any type, purchase, operation of law, asset purchase or otherwise, acquires substantially all of the business of the assigning party to which this Agreement relates. Any prohibited assignment shall be null and void.

        9.2    Complete Agreement.    This Agreement, the Purchase Agreement and the Exhibits of each constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements whether written or oral relating hereto.

        9.3    Governing Law.    This Agreement shall be governed by and interpreted in accordance with the laws of the State of California, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of laws.

        9.4    Waiver, Discharge, Amendment, Etc.    The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not, absent an express written waiver signed by the party making such waiver specifying the provision being waived, be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of the party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach. Any amendment to this Agreement shall be in writing and signed by the parties hereto.

        9.5    Notices.    All notices hereunder shall be deemed given if in writing and delivered personally or sent by telecopy (with confirmation of transmission) or certified mail (return receipt requested) or reputable courier service to the parties at the following addresses (or at such other addresses as shall be specified by like notice):

if to Medtronic, to:

Medtronic, Inc. World Headquarters 710 Medtronic Parkway Minneapolis, MN 55432-5604
with duplicate copies thereof addressed to
Attention:	General Counsel FAX: (763) 572-5459
and
Attention:	Vice President and Chief Development Officer FAX.: (763) 505-2542

and if to MacroPore, to:

MacroPore, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: Christopher J. Calhoun FAX (858) 458-0995
with duplicate copies thereof addressed to:
MacroPore, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: Manager of Legal Affairs FAX (858) 458-0994
and
Brobeck, Phleger & Harrison LLP 12390 El Camino Real San Diego, CA 92130 Attention Hayden J. Trubitt, Esq. FAX (858) 720-2555

        Any party may change the above specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally, by telecopy or by reputable courier service) or three business days after the date sent (if delivered by mail).

        9.6    Expenses.    Except as expressly provided herein, MPI and Medtronic shall each pay their own expenses incident to this Agreement and the preparation for, and consummation of, the transactions provided for herein.

        9.7    Titles and headings; Construction.    The titles and headings to Sections and Articles herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or other rule requiring construction hereof against the party causing this Agreement to be drafted.

        9.8    Severability.    If any provision of this Agreement is held invalid, illegal or unenforceable, such provision shall be enforced to the maximum extent permissible and the remaining provisions shall nonetheless be enforceable according to their terms.

        9.9    Relationship.    This Agreement does not make either party the employee, agent or legal representative of the other for any purpose whatsoever. Neither party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. In fulfilling its obligations pursuant to this Agreement, each party shall be acting as an independent contractor.

        9.10    Benefit.    Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties to this Agreement or their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        9.11    Survival.    All of the representations, warranties, and covenants made in this Agreement, and all terms and provisions hereof intended to be observed and performed by the parties after the termination hereof, shall survive such termination and continue thereafter in full force and effect, subject to applicable statutes of limitations.

        9.12    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument.

        9.13    Execution of Further Documents.    Each party agrees to execute and deliver without further consideration any further applications, licenses, assignments or other documents, and to perform such other lawful acts as the other party may reasonably request to fully secure and/or evidence the rights or interests herein.

        9.14    Public Announcement.    In the event any party proposes to issue any press release or public announcement concerning any provisions of this Agreement or the transactions contemplated hereby, such party shall so advise the other parties hereto, and the parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued. Neither party will publicly disclose or divulge any provisions of this Agreement or the transactions contemplated hereby without the other party's written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to such party's employees or customers or investors or prospective investors (subject to appropriate confidentiality obligations); provided that, prior to disclosure of any provision of this Agreement that either party considers particularly sensitive or confidential to any governmental agency or stock exchange, the parties shall cooperate to seek confidential treatment or other applicable limitations on the public availability of such information..

        9.15    Dispute Resolution.    Any dispute arising out of or relating to this Agreement (including the formation, interpretation or alleged breach thereof) shall be settled by final and binding alternative dispute resolution conducted under the auspices of, and in accordance with, the provisions set forth in Exhibit D. The results of such arbitration proceedings shall be binding upon the parties hereto, and judgment may be entered upon the arbitration award in any court having jurisdiction thereof.

Notwithstanding the foregoing, a party may seek interim injunctive relief from any court of competent jurisdiction.

(Remainder of page intentionally blank; signatures follow on next page)

        IN WITNESS WHEREOF, each of the parties has caused this License Agreement to be executed in the manner appropriate to each, as of the date first written above.

MACROPORE BIOSURGERY, INC.
By:

Its:

MEDTRONIC PS MEDICAL, INC.
By:

Its:

The following Exhibits have been omitted in accordance with Regulation S-K Item 601(b)(2). MacroPore Biosurgery, Inc. agrees to provide a copy of any omitted Exhibit to the Securities and Exchange Commission upon request.

Exhibit A—	Patents: Patents and Patent applications used in the Field of Use Business.
Exhibit B—	Trademarks and Service Marks: Trademark registrations and documents evidencing common law trademarks, tradenames and service marks used in the Field of Use Business.
Exhibit C—	Licenses
Exhibit D—	Alternative Dispute Resolution Provisions
Exhibit E—	Potential Third Party Infringement

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LICENSE AGREEMENT
AGREEMENTS
ARTICLE 1 DEFINITIONS
ARTICLE 2 LICENSE TO MEDTRONIC
ARTICLE 3 ADDITIONAL OBLIGATIONS
ARTICLE 4 INTELLECTUAL PROPERTY
ARTICLE 5 REPRESENTATIONS AND WARRANTIES
ARTICLE 6 INDEMNIFICATION
ARTICLE 7 TERM AND TERMINATION
ARTICLE 8 FORCE MAJEURE
ARTICLE 9 MISCELLANEOUS